Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

Marriott International shared, through its social media accounts, certain images, articles and blog posts regarding the proposed Starwood Hotels & Resorts merger. Below are copies of the posts made on Twitter, Facebook, and Instagram.

On November 16, 2015, Marriott International sent the following Tweets under the Twitter handle @MarriottIntl (https://twitter.com/MarriottIntl):

•	Marriott Intl to acquire Starwood, creating the world’s largest hotel company #MarHotMerger http://bit.ly/1H4fYCi

•	#MarHotMerger tweets contain fwd-looking statements subject to risks; results may differ materially Note statements: http://bit.ly/1QpYSkV

•	Conference call on Marriott’s acquisition of Starwood to begin at 9 AM EST #MarHotMerger http://bit.ly/1H4fYCi

•	Bill Marriott: The associates’ dedication has pushed us to grow over the years #MarHotMerger http://bit.ly/1Nzf3GA

•	CEO Arne Sorenson: Merger combines a portfolio of unique brands, dedicated professionals http://bit.ly/1LhBG0r

•	CEO Arne Sorenson live on @SquawkCNBC: We saw the value we can create by having these two companies together #MarHotMerger

•	#MarHotMerger tweets contain fwd-looking statements subject to risks; results may differ materially http://bit.ly/1QpYSkV

•	Conference call w/ investor community re: $MAR acquisition of $HOT happening now #MarHotMerger http://bit.ly/1H4fYCi

•	MAR CEO Sorenson: The constant in our business has been a willingness to think ahead & embrace change #MarHotMerger

•	$HOT CEO Adam Aron: We’ll be a stronger company together. We have enormous confidence in Arne Sorenson #MarHotMerger

•	$HOT CEO Adam Aron: Our two companies bring together the best in innovation, culture, execution #MarHotMerger

•	Bill Marriott and Arne Sorenson meet with Starwood associates #MarHotMerger

•	CEO Arne Sorenson: An incredible journey for our companies has begun. #MarHotMerger http://bit.ly/1LhBG0r

On November 16, 2015, Marriott International sent the following Tweets under the Twitter handle @Marriott (https://twitter.com/Marriott):

•	MarriottIntl to acquire Starwood, creating world’s largest hotel company. http://bit.ly/1H4fYCi #MarHotMerger

On November 16, 2015, Marriott International added the following Facebook post:

•	Today Marriott International has agreed to acquire Starwood Hotels & Resorts, becoming the world’s largest hotel company. bit.ly/1H4fYCi

On November 16, 2015, Marriott Hotels added the following Facebook post:

•	We’re thrilled to announce Marriott International will be acquiring Starwood, in turn creating the world’s largest hotel company. For more: bit.ly/1H4fYCi

On November 16, 2015, Marriott International added the following Instagram post:

•	marriottintl Today Marriott International has agreed to acquire Starwood Hotels & Resorts, becoming the world’s largest hotel company. See link in bio.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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